(212) 318-6932
jeffreypellegrino@paulhastings.com

April 2, 2007	32367.00031

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	FairPoint Communications, Inc.—Registration Statement on Form S-4

Dear Sir or Madam:

        On behalf of FairPoint Communications, Inc., a Delaware corporation (the "Registrant"), I am submitting three copies of the Registrant's Registration Statement on Form S-4, which also includes the Registrant's proxy statement relating to its 2007 annual meeting (the "Registration Statement"), for the registration under the Securities Act of 1933, as amended, of shares of the Registrant's common stock (the "Shares") to be issued in connection with the Registrant's proposed merger (the "Merger") with Northern New England Spinco Inc., a subsidiary of Verizon Communications Inc. ("Verizon"), as described in the Registration Statement. The Registration Statement was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Registrant has previously wired to the Commission's account at Mellon Bank $37,206 in payment of the requisite registration fee with respect to the Shares, calculated as set forth on the facing page of the Registration Statement.

        We have been advised by the Registrant that the Registrant will mail to each of its stockholders and each of Verizon's stockholders a copy of the proxy statement/prospectus included in the Registration Statement (the "Prospectus") in connection with the issuance of the Shares to Verizon's stockholders and the approval of the Merger and such issuance by the Registrant's stockholders.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932 or Thomas Kruger of this firm at (212) 318-6900.

Very truly yours,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino of PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc:	Larry Spirgel, Assistant Director, Securities and Exchange Commission Shirley J. Linn, Esq.,
Executive Vice President, General Counsel and Secretary of FairPoint Communications, Inc.
Thomas Kruger, Esq.